August 22, 2025

Zhou Kai
Chief Technology Officer
Waton Financial Limited
Suites 3605-06, 36th Floor,
Tower 6, The Gateway,
Harbour City, Tsim Sha Tsui,
Kowloon, Hong Kong

       Re: Waton Financial Limited
           Draft Registration Statement on Form F-1
           Submitted August 15, 2025
           CIK No. 0001987363
Dear Zhou Kai:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Kanglin Yu